Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AbitibiBowater Inc.

We consent to the use of our report dated March 1, 2007 with respect to the consolidated balance sheet of AbitibiBowater Incorporated (formerly Bowater Incorporated) and subsidiaries (the Company) as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2006, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the Registration Statement.

Our audit report covering the 2006 and 2005 consolidated financial statements refers to changes in the Company’s method of quantifying errors, accounting for share-based payments, accounting for pensions and other postretirement benefits plans, and accounting for conditional asset retirement obligations.

/s/ KPMG LLP

Greenville, South Carolina

May 30, 2008